EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY
Computation of Ratio of Earnings to Fixed Charges
January 1, 2004 – June 30, 2009
(Thousands, except ratio of earnings to fixed charges)
(Unaudited)

						12 Months	Six Months(1)
						Ended	Ended
	Year Ended December 31,					June 30,	June 30,
	2008	2007	2006	2005	2004	2009	2009
Fixed Charges, as defined:
Interest on Long-Term Debt	$33,605	$34,294	$34,651	$34,330	$33,776	$34,533	$17,799
Other Interest	4,022	4,116	4,648	2,665	2,184	3,578	1,120
Amortization of Debt
Discount and Expense	700	711	716	808	773	965	616
Interest Portion of Rentals	1,551	1,523	1,465	1,357	1,489	1,646	867
Total Fixed Charges, as defined	$39,878	$40,644	$41,480	$39,160	$38,222	$40,722	$20,402
Earnings, as defined:
Net Income	$69,525	$74,497	$63,415	$58,149	$50,572	$73,509	$50,449
Taxes on Income	40,678	44,060	36,234	32,720	26,531	43,493	30,279
Fixed Charges, as above	39,878	40,644	41,480	39,160	38,222	40,722	20,402
Total Earnings, as defined	$150,081	$159,201	$141,129	$130,029	$115,325	$157,724	$101,130
Ratio of Earnings to Fixed Charges	3.76	3.92	3.40	3.32	3.02	3.87	4.96

(1)A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.